RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

09046039

2009 MAY -4 A 7:

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 23, 2009

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated April 23, 2009, , forwarding the Annual results of the company for the year ended March 31, 2009 and Statement as per Clause 20 of the Listing Agreement.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 23, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code: 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
NSE Symbol: RELINFRA

Dear Sir,

Sub: **Audited Accounts for the year ended March 31, 2009**

In continuation of our letter dated April 15, 2009, we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2009 and has recommended a Dividend of Rs. 7.00 per share (70%) on fully paid up equity shares of Rs.10 each. The dividend will be paid on the equity share capital of Rs. 225.27 crore.

We enclose a statement showing the financial particulars for the year ended March 31, 2009 and would request you kindly to bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

ReLIANCe Infrastructure

Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

website:www.rinfra.com

audited financial results the year ended march 31, 2009

(Rs. crore)

Sr. No.	Particulars	Standalone		Consolidated	
		31-03-2009	31-03-2008	31-03-2009	31-03-2008
1	(a) Net sales of Electrical Energy (See Note No 6)	7,183.09	4,919.87	10,037.64	6,872.21
	(b) Income from EPC and Contracts Division	2,436.76	1,393.30	2,463.62	1,422.63
	(c) Other Operating Income	248.76	135.25	343.41	185.47
	Total Operating Income	9,868.61	6,448.42	12,844.67	8,480.31
2	**Expenditure**				
	(a) Cost of Electrical Energy purchased	4,253.99	2,487.69	6,216.88	3,961.01
	(b) Cost of Fuel	1,166.78	1,015.52	1,709.55	1,276.13
	(c) Tax on Sale of Electricity	152.96	131.58	152.96	131.58
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	1,966.49	1,193.83	2,007.00	1,230.30
	(e) Employees Cost	536.62	397.24	631.46	480.59
	(f) Depreciation (See Note No 4)	244.88	222.94	330.38	307.42
	(g) Other Expenditure	760.84	459.79	717.37	606.06
	Total Expenditure	9,082.56	5,908.59	11,765.60	7,993.09
3	**Profit from operations before Other Income (net) and Interest**	786.05	539.83	1,079.07	487.22
4	Other Income (net) (See Note No 7)	737.88	920.63	697.81	1,150.97
5	**Profit before Interest**	1,523.93	1,460.46	1,776.88	1,638.19
6	Interest and Finance Charges	330.50	308.76	439.42	402.06
7	**Profit from Ordinary Activities before Tax, Share in Associates and Minority Interest**	1,193.43	1,151.70	1,337.46	1,236.13
8	Provision for Taxation :				
	- Current Tax	175.75	137.15	200.91	166.25
	- Deferred Tax	(54.56)	17.22	(56.44)	16.74
	- Fringe Benefit Tax	5.70	6.00	5.88	6.15
	Tax adjustment for earlier years	(72.34)	(93.30)	(72.03)	(93.31)
9	**Profit after Tax but before Share in Associates and Minority Interest**	1,138.88	1,084.63	1,259.14	1,140.30
	Share of Profit in Associates (net)			93.37	38.60
	Minority Interest			0.72	(0.69)
10	**Profit after Tax, Share in Associates and Minority Interest**			1,353.23	1,178.21
11	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	226.06	235.62	226.06	235.62
	Reserves including Statutory Reserves excluding Revaluation Reserves	10,308.14	10,024.16	15,298.30	14,695.91
13	Earnings Per Share				
	(a) Basic (Rs.)	49.45	46.85	58.75	50.89
	(b) Diluted (Rs.)	48.54	45.68	57.68	49.62
14	Aggregate of Public Shareholding				
	- Number of Shares	141,395,121	151,501,619	141,395,121	151,501,619
	- Percentage of Shareholding	62.44	64.05	62.44	64.05
15	Promoter and promoter group shareholding				
	(a) Pledged / Encumbered				
	- Number of shares	37,238,281		37,238,281	
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	43.79		43.79	
	- Percentage of shares (as a % of the total share capital of the Company	16.45		16.45	
	(b) Non-encumbered				
	- Number of shares	47,790,365		47,790,365	
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	56.21		56.21	
	- Percentage of shares (as a % of the total share capital of the Company	21.11		21.11	

RELIANCE Infrastructure

Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

website:www.rinfra.com

audited financial results the year ended march 31, 2009

(Rs. crore)

Sr. No.	Particulars	Standalone		Consolidated	
		31-03-2009	31-03-2008	31-03-2009	31-03-2008
1	(a) Net sales of Electrical Energy (See Note No 6)	7,183.09	4,919.87	10,037.64	6,872.21
	(b) Income from EPC and Contracts Division	2,436.76	1,393.30	2,463.62	1,422.63
	(c) Other Operating Income	248.76	135.25	343.41	185.47
	Total Operating Income	9,868.61	6,448.42	12,844.67	8,480.31
2	**Expenditure**				
	(a) Cost of Electrical Energy purchased	4,253.99	2,487.69	6,216.88	3,961.01
	(b) Cost of Fuel	1,166.78	1,015.52	1,709.55	1,276.13
	(c) Tax on Sale of Electricity	152.96	131.58	152.96	131.58
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	1,966.49	1,193.83	2,007.00	1,230.30
	(e) Employees Cost	536.62	397.24	631.46	480.59
	(f) Depreciation (See Note No 4)	244.88	222.94	330.38	307.42
	(g) Other Expenditure	760.84	459.79	717.37	606.06
	Total Expenditure	9,082.56	5,908.59	11,765.60	7,993.09
3	**Profit from operations before Other Income (net) and Interest**	786.05	539.83	1,079.07	487.22
4	Other Income (net) (See Note No 7)	737.88	920.63	697.81	1,150.97
5	**Profit before Interest**	1,523.93	1,460.46	1,776.88	1,638.19
6	Interest and Finance Charges	330.50	308.76	439.42	402.06
7	**Profit from Ordinary Activities before Tax, Share in Associates and Minority Interest**	1,193.43	1,151.70	1,337.46	1,236.13
8	Provision for Taxation :				
	- Current Tax	175.75	137.15	200.91	166.25
	- Deferred Tax	(54.56)	17.22	(56.44)	16.74
	- Fringe Benefit Tax	5.70	6.00	5.88	6.15
	Tax adjustment for earlier years	(72.34)	(93.30)	(72.03)	(93.31)
9	**Profit after Tax but before Share in Associates and Minority Interest**	1,138.88	1,084.63	1,259.14	1,140.30
	Share of Profit in Associates (net)			93.37	38.60
	Minority Interest			0.72	(0.69)
10	**Profit after Tax, Share in Associates and Minority Interest**			1,353.23	1,178.21
11	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	226.06	235.62	226.06	235.62
	Reserves including Statutory Reserves excluding Revaluation Reserves	10,308.14	10,024.16	15,298.30	14,695.91
13	Earnings Per Share				
	(a) Basic (Rs.)	49.45	46.85	58.75	50.89
	(b) Diluted (Rs.)	48.54	45.68	57.68	49.62
14	Aggregate of Public Shareholding				
	- Number of Shares	141,395,121	151,501,619	141,395,121	151,501,619
	- Percentage of Shareholding	62.44	64.05	62.44	64.05
15	Promoter and promoter group shareholding				
	(a) Pledged / Encumbered				
	- Number of shares	37,238,281		37,238,281	
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	43.79		43.79	
	- Percentage of shares (as a % of the total share capital of the Company	16.45		16.45	
	(b) Non-encumbered				
	- Number of shares	47,790,365		47,790,365	
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	56.21		56.21	
	- Percentage of shares (as a % of the total share capital of the Company	21.11		21.11	

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	Standalone		Consolidated	
		31-03-2009	31-03-2008	31-03-2009	31-03-2008
1	**Segment Revenue**				
	- Electrical Energy	7,369.64	5,004.04	10,318.75	7,006.49
	- EPC and Contracts Division	2,498.97	1,444.38	2,525.92	1,473.80
	- Others	-		-	0.02
	Total	9,868.61	6,448.42	12,844.67	8,480.31
	Less : Inter Segment Revenue	-	-	-	-
	Net Sales / Income from Operations	9,868.61	6,448.42	12,844.67	8,480.31
	Segment Results				
	Profit before Tax, Interest, Share in Associates and Minority Interest from each segment:				
	- Electrical Energy	624.24	456.24	721.85	420.59
	- EPC and Contracts Division	204.24	131.05	185.50	121.83
	- Others	-	-	(2.98)	(0.99)
	Total	828.48	587.29	904.37	541.43
	- Interest and Finance Charges	(330.50)	(308.76)	(439.42)	(402.06)
	- Interest Income	338.81	515.81	371.51	531.97
	- Other un-allocable Income net of expenditure	356.64	357.36	501.00	564.79
	Profit before Tax, Share in Associates and Minority Interest	1,193.43	1,151.70	1,337.46	1,236.13
3	**Capital Employed**				
	- Electrical Energy	5,117.78	3,570.46	6,011.83	3,961.68
	- EPC and Contracts Division	155.06	598.11	159.27	601.45
	- Others	-	-	1,244.12	5.18
	- Unallocated Corporate Assets (net)	6,634.60	7,518.39	9,482.38	11,790.40
	Total	11,907.44	11,686.96	16,897.60	16,358.71

Notes:

1. The Board has recommended a dividend of Rs. 7.00 per share on Equity Shares for the year 2008-09.

2. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs 15.60 crore in standby charges liability from Rs 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs 227 crore and also deposited Rs 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

3. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

    a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
    b) Minimum off-take charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

    In an appeal filed by the Company, ATE held that the amount in the matter (a) above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. The matter (b) is remanded to MERC for re-determination. The Company has filed an appeal against the said order before the Supreme Court, which while admitting the appeal, has restrained TPC from taking any coercive action in respect of the matter stated at Sr. No. (a) above and TPC has also filed an appeal against the said order.

4. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the un-audited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

5. Pursuant to the sanction of the Hon'ble High Court of Bombay of the scheme of amalgamation between Reliance Projects Finance Private Limited (RPFPL), a wholly owned subsidiary and the Company, RPFPL has been amalgamated with the Company with appointed date as April 1, 2007. The Profit after Tax of RPFPL of Rs 66.19 crore for the year ended March 31, 2008 has been added to the balance of the Profit and Loss account as on April 1, 2008 of the Company. On account of the above amalgamation, Profit before tax for the year ended March 31, 2009 is higher by Rs. 46.28 crore.

6. Based on the tariff order received from the regulator for the financial year 2008-09, the Company has accounted revenue gap of Rs. 356 crore representing shortfall in actual returns over assured returns, as sales revenue which is to be recovered in two equal parts over the next two years and carried forward the corresponding un-recovered portion as regulatory asset. Fuel adjustment charges (FAC) recoverable are continued to be accounted as revenue in the period in which corresponding costs are incurred. Unrecovered FAC amount aggregating to Rs. 678.45 crore, which is recoverable through future tariff determination, has been carried forward as regulatory assets at the end of the financial year.

7. Pursuant to the clarification issued by the Institute of Chartered Accountants of India on March 29, 2008 on accounting of derivatives, the Company has for the year ended March 31, 2009 provided for estimated unrealised loss of Rs. 170.18 crore on account of revaluation of foreign exchange derivative instruments at fair values at reporting period end. Profit or Loss on such foreign exchange derivative instruments will be crystallised / realised only on expiry of such instruments in subsequent financial years. The figure of other income (net) is net of above adjustments.

8. Pursuant to the approval of the Board of Directors and shareholders of the Company for buy-back of Equity shares under Section 77A of the Companies Act, 1956, the Company bought-back 95,54,995 equity shares during the year ended March 31, 2009. Consequently the paid-up capital stands reduced to Rs. 226.02 crore. Out of the above 4,00,000 shares have been extinguished subsequently on April 3, 2009 and April 10, 2009.

9. The Company's application for compounding in respect of its ECB of USD 360 million has been deemed by the Reserve Bank of India (RBI) as never to have been made subsequent to the withdrawal of the compounding application. Accordingly, there is no liability in respect of the compounding fee of Rs. 124.68 crore earlier specified by RBI. The Company is legally advised that it is in compliance with the regulations under the Foreign Exchange Management Act, 1999. Accordingly, no provision is considered necessary in this regard.

10. The profit for the year has been arrived at after providing for contingencies of Rs. 320 crore (previous year Rs. 80 crore) towards regulatory matters in respect of electricity business and other corporate matters. Had such provision not been made, the profit after tax for the year would have been higher by Rs. 213 crore (previous year Rs. 53 crore).

11. During the year, DS Toll Road Limited, NK Toll Road Limited, TK Toll Road Private Limited, SU Toll Road Private Limited, TD Toll Road Private Limited, CBD Tower Private Limited, GF Toll Road Private Limited, Delhi Airport Metro Express Private Limited, Tulip Realtech Private Limited (formerly known as Daffodil Advisors Private Limited), Reliance Energy Generation Limited, Reliance Energy Limited (formerly known as Reliance Global Limited) and Reliance Property Developers Private Limited have become subsidiaries of the Company.

12. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

13. There were no exceptional/extraordinary items during the year ended March 31, 2009.

14. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2009: opening: Nil, additions: 157, disposals: 157, closing: Nil.

15. After review by the Audit Committee, the Board of Directors of the Company have approved Standalone and Consolidated financial results at their meeting held on April 23, 2009.

16. Figures of the previous year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: April 23, 2009

Anil D. Ambani
Chairman

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 23, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code: 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
NSE Symbol: RELINFRA

Dear Sir,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2008-2009 in the prescribed format.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Board Meeting Date: 23rd April, 2009 Place: Mumbai

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of Company Reliance Infrastructure Limited

Company Code 500390 **For the year ended** 31st March, 2009

		Current Year 2008 / 2009 (Rs. In crore)	Previous Year 2007 / 2008 Rs. (In crore)
1.	Total Turnover and other Receipts	10,606.49	7,369.05
2.	Gross Profit	1,768.81	1,683.40
	(Before deducting any of the following)		
	(a) Interest	330.50	308.76
	(b) Depreciation	244.88	222.94
	(c) Tax Liability	54.55	67.07
	(d) Others, if any	-	-
3.	Net Profit available for appropriation	1,138.88	1,084.63
4.	Net Profit / Loss	1,138.88	1,084.63
	Add:		
	(a) B/fd. from Last Year's Balance	703.76	359.28
	(b) Balance of Profit transferred on Amalgamation	71.10	-
	(b) Other adjustment, if any,		
	Less:		
	(i) Statutory Reserves and Other Appropriation (net)	14.55	13.32
	Less: Transferred to		
	(i) General Reserve	1,000.00	500.00
	(ii) Debenture Redemption Reserve	33.35	53.99
5.	Dividend		
	(a) Per Ordinary Share Rs . 7.00	157.69	147.73
	No. of Shares 22,52,70,262		
	(Last year Rs.6.30 per Share)		
	Corporate Tax on Dividend	26.42	25.11
	(b) Reversal of dividend on equity shares for previous year including tax on dividend	(1.85)	-
6.	Balance Carried Forward	683.20	703.76
7.	Particulars of proposed Rights/Bonus/Shares/ Convertible Debenture issue	-	-

8. Closure of Register of Members and date from which the Dividend is payable will be intimated separately.